SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


                        AMENDMENT NO. 2

                               To

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



             Entergy Power Development Corporation
               __________________________________
               (Name of foreign utility company)



             Entergy Power Development Corporation
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)


       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.         Thomas C. Havens, Esq.
General Counsel                   Mayer, Brown & Platt
Entergy Enterprises, Inc.         1675 Broadway
4 Park Plaza                      New York, New York 10019-5820
Suite 2000
Irvine, California  92614

    Entergy Power Development Corporation ("EPDC"), a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby amends and restates the notification originally filed with the Securities and Exchange Commission on June 17, 1997 that EPDC is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.  Name, Business Address, Facilities and Ownership.

    The name and business address of the company claiming FUCO status is:

          Entergy Power Development Corporation
          c/o Entergy Power Group
          4 Park Plaza
          Suite 2000
          Irvine, California 92614


     EPDC claims an exemption from the Act as a FUCO by virtue of its direct or indirect ownership interests in the following subsidiary companies (each of which has also claimed an exemption as a FUCO):

     (1) EP Edegel, Inc., a wholly-owned subsidiary of EPDC which owns, indirectly through its subsidiaries Entergy Peru, S.A. and Generandes Peru, S.A., a 20.82% interest in Empresa de Generacion Electrica de Lima S.A. ("Edegel"). Edegel is a public utility which currently owns five hydroelectric generating stations (with an aggregate installed capacity of 547 megawatts ("MW")), one 260 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru.

     (2) Entergy Power CBA Holding Ltd., a wholly-owned subsidiary of EPDC, which currently owns directly a 7.8% interest in Central Termoelectric Buenos Aires, S.A., a company which owns and operates a 220 MW combined cycle gas turbine generator located at the Central Costanera, S.A. power plant in Buenos
Aires, Argentina.

     (3) Entergy Power Chile, Inc., a wholly-owned subsidiary of EPDC, which owns, indirectly through its subsidiaries Entergy Power Chile S.A. and Inversiones Electricas Quillota S.A., an approximate 25% economic interest in Compania Electrica San Isidro S.A. ("San Isidro"). San Isidro will own and operate a 370 MW single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile, and a subsidiary of San Isidro will own and operate electric transmission lines that will interconnect the Plant with the grid.

     (4) Entergy Pakistan, Ltd., a wholly-owned subsidiary of EPDC, which owns directly approximately a 5% interest in The Hub
Power Company, Ltd. ("Hub Power"). Hub Power owns and operates a
1,292 MW steam electric generating facility in Pakistan.

     (5) Entergy Power Kingsnorth, Ltd., a wholly-owned subsidiary of EPDC, was formed to acquire and hold Entergy's interest in Kingsnorth Power Limited, an English registered company ("Kingsnorth Power"). Kingsnorth Power will develop, own and operate a 740 MW (nominal) gas-fired, combined cycle electric generating facility to be located approximately 30 miles southeast of London, in the County of Kent, England (the "Facility"). As currently configured, the Facility will include/be based upon two gas-fired turbines and one steam turbine, and related auxiliary equipment.

     In addition to the foregoing existing ownership interests in FUCOs, EPDC is engaged in development activities with respect to potential additional investments by Entergy in foreign energy projects which would qualify as FUCOs. EPDC also may from time to time acquire and hold, on behalf of Entergy, interests in additional FUCOs. EPDC undertakes to file a further amendment to this Notification in the event that it acquires any securities or an interest in the business of another FUCO.

     No persons other than Entergy currently own a 5% or more voting interest in EPDC.


     Item 2. Domestic Associate Public-Utility Companies of EPDC and their Relationship to EPDC.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of EPDC: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EPDC.


 EXHIBIT A.    State Certification.

     Not applicable.

                           SIGNATURE

    The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                        ENTERGY POWER DEVELOPMENT CORPORATION




                         By:   /s/ Frederick F. Nugent
                                   Frederick F. Nugent
                                   Assistant Secretary


Dated:    October 16, 1997